大華銀行
UNITED OVERSEAS BANK

04 MAR 16 AM 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A02-SaleShares85SSP/atl

4 March 2004

File No. 82-2947

Securities & Exchange Commiss
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

04010592

SUPPL

SALE OF SHARES IN AN ASSOCIATED COMPANY

Dear Sir

We enclose a copy of our Announcement dated 4 March 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 3/16

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

SALE OF SHARES IN AN ASSOCIATED COMPANY

Singapore, 4 March 2004 - United Overseas Bank Limited ("UOB") wishes to announce that on 27 February 2004, Overseas Union Holdings (Aust) Pty Ltd ("OUHA"), a wholly-owned subsidiary of UOB, sold its 50% stake in the issued capital of 85 Spring Street Properties Pty Limited ("85SSP") for a cash consideration of A$1.15 million. Accordingly, 85SSP has ceased to be an associated company of UOB.

Mrs Vivien Chan
Company Secretary